[ING FUNDS LOGO]

February 27, 2013

VIA EDGAR

Mr. Edward Bartz, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Mutual Funds (“Registrant”)

(File Nos. 033-56094; 811-07428)

Dear Mr. Bartz:

This letter responds to follow up comments provided by the SEC Staff (“Staff”) to Jay Stamper on February 27, 2013, related to the Registrant’s correspondence filing on February 26, 2013 to the Staff’s original comments to Post-Effective Amendment No. 170 to the Registration Statement on Form N-1A for ING Mutual Funds (“Registrant”) and Post-Effective Amendment No. 82 to the Registration Statement on Form N-1A for ING Mayflower Trust (“Registrant”) (collectively “Registrants”) filed on December 21, 2012. Our summary of the comments made to the Prospectuses and Statements of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

ING Global Natural Recourses Fund

1.                                    Comment:                                       The Staff requested that the Registrant provide a specific risk as to the Natural Resources Industries located in the section entitled “Principal Risks” of the fund. The Registrant responded that “Commodities” risk is currently included in the “Principal Risks” section and there is additional disclosure with respect to “Commodities” and “Natural Resources” included in the statutory section of the Prospectus.  However, the Staff requested the Registrant include a specific risk for “Natural Resources” due to the fact that “Natural Resources” is included in the name of the Fund and the current “Commodities” risk discusses mainly the impact of commodities on natural resources and there should be additional disclosure included specific to the natural resources industry.

Response:                                           Registrant appreciates the Staff’s comment on the risk disclosure for ING Global Natural Resources Fund.  In response to the Staff’s follow-up comment on this Fund’s risk disclosure, the Registrant has again reviewed the risk disclosure for this Fund.  The Registrant continues to believe that the risk disclosure included in the Fund’s summary prospectus accurately reflects the principal risks of investing in this Fund.  Nevertheless, as part of its ongoing efforts to maintain adequate risk disclosure, the Registrant continuously considers the Fund’s disclosure and will make any changes it deems necessary in the future.

Global Natural Recourses Fund

28.                               Comment:                                     The Staff requested that the Registrant change the Fund’s Fundamental Investment Restriction No. 3 to the “affirmative” by stating that the Fund may invest more than 25% in natural resources industries rather than the current language which seems to state that the Fund may not invest more than 25% in the securities of issuers in any one industry except for the natural resources industries.  The Registrant responded that while it appreciates the Staff’s comment it believes the current disclosure is clear.  The Staff responded that while it understands that this would be a revision that could not be made immediately, that this language should be something that is “black and white” and not something that should be read as “flexible.”

Response:                                        As the Staff correctly noted, this revision to the Fund’s fundamental investment restrictions cannot be made immediately and would require a shareholder vote.  Further, the Registrant continues to believe that its disclosure is accurate, appropriate and conforms with the applicable requirements of Form N-1A and the Investment Company Act of 1940, as amended.

Registrant believes that the Fund’s current fundamental investment restriction, which states:

[a]s a matter of fundamental policy, the Fund may not: concentrate its investments by investing more than 25% of its assets in the securities of issuers in any one industry or group of related industries. This limit will not apply to securities of companies in natural resources industries or securities issued or guaranteed by the U.S. government, its agencies and instrumentalities.  Natural resources industries include those industries set out in the prospectus as well as those industries that comprise the S&P North American Natural Resources Index (formerly, GSSI Natural Resources Index);

is clear with regards to the Fund’s investments in the natural resources industry.  Nevertheless, the Registrant appreciates that Staff’s comment and will consider in the future whether any changes should be made to this fundamental investment restriction.

Global Real Estate Fund

29.                               Comment:                                     The Staff requested that the Registrant revise Fundamental Investment Restriction No. 8 to state clearly that the Fund may more than 25% in the securities of one or more issuers in the real estate industry as opposed to simply stating that the Fund may concentrate its investments as described in the Fund’s Prospectus. The Registrant responded that while it appreciates the Staff’s comment but believes the current disclosure is appropriate and the Fund’s prospectus adequately described that the Fund will concentrate its investments in the real estate industry.  The Staff responded that while it understands that this would be a revision that could not be made immediately, that this language should be something that is “black and white” and not something that should be read as “flexible” and in the case of ING Global Real Estate Fund the disclosure provides too much discretion and that the concentration policy is something that could be too easily changed by simply changing the disclosure in the Fund’s prospectus.

Response:                                        As the Staff correctly noted, this revision to the Fund’s fundamental investment restrictions cannot be made immediately and would require a shareholder vote. The Registrant appreciates that Staff’s comment and will consider in the future whether any changes should be made to this fundamental investment restriction.

2

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:                                Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

3

ATTACHMENT A

[ING FUNDS LOGO]

February 27, 2013

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Mutual Funds

(File Nos. 033-56094; 811-07428)

Dear Mr. Thompson:

ING Mutual Funds (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP